Mail Stop 6010   April 7, 2009

Simon Pedder, Ph.D.
President, Chief Executive Officer and Director
Chelsea Therapeutics International, Ltd.
3530 Toringdon Way, Suite 200,
Charlotte, North Carolina 28277

>   **Re: Chelsea Therapeutics International, Ltd.**
>   **Preliminary Proxy Statement on Form PRE14A**
>   **Filed April 1, 2009**
>   **File No. 000-51462**

Dear Dr. Pedder:

        This is to advise you that we have limited our review of the above proxy
statement to the issue identified below. Where indicated, we think you should revise
your documents in response to our comment. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please
be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us with supplemental information so we may better understand your
disclosure. After reviewing this information, we may or may not raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

Proposal Two: Approval of the Amendment to the Certificate of Incorporation, page 10

1. Please revise your disclosure to describe any plans, arrangements or
    understandings relating to the issuance of any of the authorized but unissued
    shares that would be available as a result of your proposed increase in authorized
    shares of common stock from 45,000,000 shares to 60,000,000 shares. If you
    have no such plans, arrangements or understandings, please revise your disclosure
    to state so.

* * *

As appropriate, please amend your filing in response to this comment. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Bryan Pitko at (202) 551-3203 with any questions. In this regard please also feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director